Game Sense Sports, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Ordinary Income	
4100 Baseball Income	50,562.68
4101 Individual Income (BB)	396.80
4102 Team Income (BB)	1,289.68
4103 Training Income (BB)	0.00
Total 4100 Baseball Income	**52,249.16**
4150 Team Income	0.00
4200 Softball Income	14,098.11
4201 Individual Income (SB)	58.81
4202 Team Income (SB)	2,119.91
4203 Training Income (SB)	0.00
Total 4200 Softball Income	**16,276.83**
4300 Tennis Income	138.43
4301 Individual Income (T)	0.00
4302 Team Income (T)	0.00
4303 Training Income (T)	0.00
Total 4300 Tennis Income	**138.43**
4400 Custom Product Income	36,375.01
4500 Discounts	-23,248.45
4550 Refunds	-3,274.23
Total 4000 Ordinary Income	**78,516.75**
Stripe sales	0.00
Total Income	**$78,516.75**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Filming & Editing - COGS	0.00
5200 Hosting & Monitoring - COGS	57,155.27
5300 Customer Support & Account Management - COGS	1,486.26
5400 Software Licensing - COGS	289.32
5500 Video Releases - COGS	50.00
5700 COS Travel - COGS	195.71
5800 Payment Processing Fees - COGS	2,914.17
Total 5000 Cost of Goods Sold	**62,090.73**
Total Cost of Goods Sold	**$62,090.73**
GROSS PROFIT	**$16,426.02**

Game Sense Sports, Inc.

Profit and Loss

January - December 2022

	TOTAL
Expenses	
6000 Engineering	
6010 Contractors - Engineering	181,009.50
6020 Computer & Software - Engineering	312.25
Total 6000 Engineering	**181,321.75**
7000 General & Administrative	
7030 Bank Charges & Fees	3,833.69
7035 Credit Card Charges & Fees	4,972.74
7040 Computer & Software - G&A	10,861.40
7070 Insurance Expense	141.67
7071 BOP Insurance	2,736.38
Total 7070 Insurance Expense	**2,878.05**
7080 Meals & Entertainment	417.41
7100 Postage & Shipping	51.10
7110 Professional Fees	2,185.94
7111 Accounting	19,087.13
7112 Legal	9,080.45
Total 7110 Professional Fees	**30,353.52**
7115 Recruiting & Relocation	7,500.00
7130 Office Supplies	1,067.44
7140 Taxes & Licences	93.90
7160 Travel Expense	
7161 Travel - Airfare	1,373.38
7162 Travel - Lodging	3,159.75
7163 Travel - Taxis & Shared Rides	108.20
7164 Travel - Parking & Tolls	101.80
7165 Travel - Meals & Entertainment	50.09
Total 7160 Travel Expense	**4,793.22**
Total 7000 General & Administrative	**66,822.47**
8000 Sales & Marketing	
8010 Contractors - Sales & Marketing	89,518.79
8020 Advertising and Promotion	35,819.59
8030 Computer & Software - Sales & Marketing	7,010.39
8060 Trade Shows/Booth Rental	8,146.69
8160 Travel - Sales & Marketing	
8163 Travel - Taxis & Shared Rides	53.92
Total 8160 Travel - Sales & Marketing	**53.92**
Total 8000 Sales & Marketing	**140,549.38**
Total Expenses	**$388,693.60**
NET OPERATING INCOME	**$ -372,267.58**

Game Sense Sports, Inc.

Profit and Loss

January - December 2022

	TOTAL
Other Income	
9000 Interest Income	11.04
9100 Bank & CC Cash Back Income	1,487.46
Total Other Income	**$1,498.50**
Other Expenses	
9500 Interest Expense	13,538.93
Total Other Expenses	**$13,538.93**
NET OTHER INCOME	**$ -12,040.43**
NET INCOME	**$ -384,308.01**